Exhibit 12.1
Pike Electric Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Nine months
	ended,
	March 31,	Fiscal Year Ended June 30,
	2009	2008	2007	2006	2005	2004
Income from continuing operations before income taxes	$46,488	$33,232	$30,314	$56,693	$5,283	$28,134
Add: Fixed charges	9,006	14,963	20,961	25,368	41,490	9,474
Less: Capitalized interest	(12)	(92)	(134)	(188)	—	—

Earnings available to cover fixed charges	$55,494	$48,195	$51,275	$82,061	$46,773	$37,608

Fixed Charges:
Interest expense	$7,228	$13,919	$19,799	$24,272	$40,217	$9,192
Interest portion of rent expense	1,766	952	1,028	908	1,273	282
Capitalized interest	12	92	134	188	—	—

Total Fixed Charges	$9,006	$14,963	$20,961	$25,368	$41,490	$9,474

Ratio of earnings to fixed charges	6.2	3.2	2.4	3.2	1.1	4.0